UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

Atlantic International Corp.
(Name of Issuer)

Common Stock, Par Value $0.00001 per share

(Title of Class of Securities)

        048592109

(CUSIP Number)

Elliot H. Lutzker, Davidoff Hutcher & Citron LLP, 605 Third Avenue, New York, NY 10158

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	048592109

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeffrey Jagid
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

3,635,169
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

3,635,169
	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,635,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1. Security and Issuer:

Shares of Common Stock, $.00001 par value

Atlantic International Corp., 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey 07632.

Item 2. Identity and Background

(a)	Jeffrey Jagid

(b)	270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey 07632.

(c)	CEO and Director, Atlantic International Corp., 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey 07632.

(d)	No criminal proceedings to be disclosed

(e)	No civil proceedings to be disclosed

(f)	United States

Item 3. Source and Amount of Funds or Other Considerations

See Item 5(c) below.

Item 4. Purpose of Transaction

There are no plans or proposals which the reporting person has which may result in any of the matters listed.

Item 5. Interest in Securities of the Issuer

(a)	3,635,169 (7.5%) shares based on 48,728,814 shares issued and outstanding as of June 18, 2024.

(b)	Sole voting power and disposition power – 3,635,169 shares.

(c)	Pursuant to the terms and conditions of an employment agreement dated February 1, 2023, by and between Mr. Jagid and Atlantic Acquisition Corp., Mr. Jagid received 3,635,169 shares of Common Stock of the Issuer, upon the June 18, 2024 merger with SeqLL Inc., which changed its name to Atlantic International Corp.

(d)	No person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from, the sale of such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer;

None.

Item 7. Material to Be Filed as Exhibits;

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 27, 2024
Dated

/s/ Jeffrey Jagid
Signature:

Jeffrey Jagid/Chief Executive Officer and Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).